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                      SICHENZIA ROSS FRIEDMAN FERENCE LLP
                                ATTORNEYS AT LAW

                                                                  April 19, 2006

VIA EDGAR
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Mail Room 4561

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention:   Kari Jin, Staff Accountant

              Re:   One Voice Technologies, Inc.
                    Item 4.02 Form 8-K filed April 10, 2006 (File No. 000-27589)

Ladies and Gentlemen:

         The following responses address the comments of the reviewing Staff of the Commission as set forth in the comment letter of April 12, 2006 relating to the Item 4.02 Current Report on Form 8-K of One Voice Technologies, Inc. (the "Company"). On behalf of the Company, we respond as follows.

1. You indicate that the previously issued financial statements for fiscal year ended December 31, 2004 and 2003 should no longer be relied upon. Please clarify if your interim financials should be no longer relied upon as well. Also, amend to disclose the anticipated timing for filing of the restatements.

         Response:

         The Company has determined that the interim financial statements should no longer be relied upon as well. In addition, we have revised to disclose that the Company filed the restatements with the Commission on April 17, 2006.

         In addition to the foregoing, the Company hereby confirms and acknowledges that:

o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                             Very truly yours,

                                             /s/ Eric A. Pinero

                                             Eric A. Pinero, Esq.